UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 2, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 4 January 2021 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 11 January 2021 entitled ‘VODAFONE AND TELEFONICA TO COMMERCIALISE UK’S LARGEST TOWER COMPANY, CORNERSTONE’.

3.	A Media Announcement dated 19 January 2021 entitled ‘MTS AND VODAFONE EXTEND STRATEGIC PARTNERSHIP’.

4.	A Media Announcement dated 25 January 2021 entitled ‘VODAFONE INVESTS €20 MILLION TO ADVANCE DIGITAL SKILLS AND EDUCATION ACROSS 13 EUROPEAN COUNTRIES AND TURKEY’.

5.	A Stock Exchange Announcement dated 28 January 2021 entitled ‘Vantage Towers announces remaining Supervisory Board nominations to join independent Chairman Dr. Rüdiger Grube’.

RNS Number : 3362K

Vodafone Group Plc

04 January 2021

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 December 2020:

Vodafone’s issued share capital consists of 28,816,830,548 ordinary shares of US$0.20 20/21 of which 1,982,789,989 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,834,040,559. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 1581L

Vodafone Group Plc

11 January 2021

Vodafone Group Plc ⫶ Vantage Towers

11 January 2021

Vodafone and Telefonica to commercialise UK's largest tower company, Cornerstone

Vodafone to transfer its 50% shareholding in Cornerstone to Vantage Towers

Vodafone Group Plc's ("Vodafone") UK subsidiary, Vodafone Limited ("Vodafone UK") and Telefonica UK Limited ("TEF UK") (together, the "anchor tenants") today announce the commercialisation of Cornerstone Telecommunications Infrastructure Limited ("Cornerstone"), the 50:50 owned joint venture company that owns and manages their passive tower infrastructure in the United Kingdom.

Vodafone UK and TEF UK have each entered into long-term Master Services Agreements (each, an "MSA") with Cornerstone, which have initial terms of 8 years from 1 January 2021, with three 8-year renewal periods, and which establish Cornerstone as a preferred supplier of new sites for both operators.

Vodafone intends to transfer its 50% shareholding in Cornerstone to Vantage Towers in January 2021.

Key highlights

•	#1 tower infrastructure company in the UK operating c.14,200 macro sites and c.1,400 micro sites

•	Extends Vantage Towers' portfolio to c.82,000[1] macro sites and its geographic presence in Europe to 10 markets, with leading positions in 9 of them

•	Adjusted FY20 pro forma adjusted EBITDA after Leases ("Adjusted EBITDAaL") of £111 million, thereby adding €62 million[2] to Vantage Towers' pro forma aggregated Adjusted EBITDAaL based on its 50% shareholding in Cornerstone

•	Commitments for c.1,200 new macro sites by FY25 and c.1,950 new passive tenancies on existing sites by FY24, with an expected run-rate Adjusted EBITDAaL contribution of approximately £17.5 million by FY26 (100% basis)

•	Attractive medium-term revenue and recurring free cash flow ("RFCF") growth outlook, supported by new build macro sites, committed new passive tenancies and rural white spot coverage obligations

•	Cornerstone to maintain leverage of 3.0-4.0x Net Financial Debt / Adjusted EBITDAaL, by distributing 100% of excess cash with additional distributions from time to time to maintain leverage

Vivek Badrinath, Vantage Towers Chief Executive, commented:

"Cornerstone is a great addition to the Vantage Towers portfolio. Cornerstone is exactly the type of high quality grid we like to own: a number one market position, and two strong anchor tenants with network sharing agreements in place for whom we are the preferred supplier. We look forward to working with our anchor tenants to power the UK's digital transformation, enabling the roll-out of 5G networks to benefit business and consumers and ensuring greater mobile coverage for all."

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Cornerstone overview ⫶ #1 tower infrastructure company in the UK

Cornerstone was established in 2012 by Vodafone UK and TEF UK to create and manage a single network of passive infrastructure contributed by both mobile network operators. Cornerstone currently operates c.14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and c.1,400 micro sites. Cornerstone also provides management services for the anchor tenants for a further c.5,100 third party sites where their active equipment is deployed.

Vodafone UK and TEF UK have active network sharing agreements in place that provide for nationwide coverage outside of large urban centres. The anchor tenants are currently in the process of unwinding active sharing in London and other urban centres, which will result in additional macro sites and passive tenancies for Cornerstone.

Given the quality and reach of its infrastructure, Cornerstone is well placed to capture a significant portion of the additional market tenancies required for densification and coverage in the UK. In addition, Cornerstone is expected to benefit from lower ground lease costs in future years as renegotiations occur under the Electronic Communications Code (the "ECC"), which intends to lower the network operating and roll-out costs of mobile network operators so as to enable broader, cost effective 5G coverage across the UK. Cornerstone will retain 30% of the net savings under each MSA, providing additional capital to further the rollout of next-generation digital networks in the UK.  The ECC will also enable Cornerstone to speed up and simplify the roll-out of new macro sites.

MSA ⫶ Long term contract with BTS commitment from both anchor tenants

Vodafone UK and TEF UK have each committed to an MSA which will have an initial term of 8 years, with three 8-year renewal periods. Network sharing between Vodafone and TEF UK, 2 of the top 3 mobile network operators in the UK, means Cornerstone is a critical infrastructure provider to mobile network operators with a combined mobile market share of 53%.

Under the MSAs, Cornerstone will also be a preferred supplier of new sites for Vodafone UK and TEF UK. To facilitate the effective roll-out of 5G technology and meet coverage obligations, Vodafone UK and TEF UK have agreed to commit as anchor tenants on c.1,200 new macro sites to be constructed by Cornerstone and c.1,950 new passive tenancies on existing macro sites operated by Cornerstone. The new macro sites and passive tenancies are expected to contribute approximately £17.5 million of run-rate Adjusted EBITDAaL by FY26 (on a 100% basis), with total capital expenditure of approximately £130 million.

The MSAs are materially consistent with the Vodafone MSAs in Vantage Towers' other markets. The MSAs include an inflation escalator based on a cap and floor (3% and 0%, respectively). The renewal rights of the anchor tenants for each 8-year period are materially 'all or nothing'.

Governance ⫶ Vantage to own co-controlling stake in Cornerstone

Following the commercialisation and the subsequent transfer of Vodafone's 50% shareholding in Cornerstone to Vantage Towers, each of Vantage Towers and TEF UK will own 50% of Cornerstone.

The Board of Directors of Cornerstone will comprise of eight directors, including four appointed by Vantage Towers and four appointed by TEF UK.

It is the intention of Vantage Towers and TEF UK for Cornerstone to maintain a leverage ratio of 3.0-4.0x Net Financial Debt / Adjusted EBITDAaL and to refinance existing loans with third party financial debt. Cornerstone will maintain this level of leverage, with a dividend policy of distributing 100% of excess cash with additional distributions from time to time to maintain leverage (subject to not exceeding the target leverage).

Financial information ⫶ Cornerstone's selected pro forma financial information on an adjusted basis

Cornerstone pro forma[3]	Adjusted FY20 (£m)	Adjusted H1FY21 (£m)
Revenue (ex. pass through)	280	139
Pass through revenue[4]	67	38
Total Revenue	347	177
Adjusted EBITDA[5]	229	114
Adjusted EBITDA margin (%)[6]	82%	82%
Recharged capital expenditure revenue	-	-
Ground lease expense[7]	(118)	(58)
Adjusted EBITDAaL	111	56
Adjusted EBITDAaL margin (%)[8]	40%	40%
Maintenance capital expenditure	(9)	(5)
ROpFCF	102	51
Cash conversion	92%	91%
RFCF	91	43

Growth outlook ⫶ Cornerstone's key medium term targets

Cornerstone	Medium Term Targets
Revenue (ex. Pass through)	• Low single digit CAGR

RFCF	• Mid single digit CAGR

Capital structure	• Leverage of 3.0-4.0x Net Financial Debt / Adjusted EBITDAaL

Dividend payout	• 100% of excess cash with additional distributions from time to time to maintain leverage

Impact on Vantage Towers ⫶ Further strengthening position as a leader in Europe

Vodafone's interest in Cornerstone is expected to be contributed into Vantage Towers this month. The contribution of Cornerstone will increase Vantage Towers' portfolio to c.82,000[9] macro sites across 10 markets, with leading positions in 9 of them. Pro forma aggregated Adjusted EBITDAaL for FY20, including the shares of INWIT and Cornerstone[10], would amount to €742 million[11].

Fully-owned operations										Co-controlled operations
30 September 2020	DE	ES	GR[12]	CZ	PT	RO	HU	IE	Conso- lidated	IT[13]	UK[14]	Aggre- gated
Macro sites	19.1k	8.8k	4.9k	3.8k	3.5k	2.2k	1.9k	1.3k	45.5k	22.1k	14.2	81.8k
Tenancy ratio	1.2x	1.6x	1.6x	1.1x	1.2x	2.0x	1.3x	1.5x	1.4x	1.9x	2.0x	1.6x
Market position[15]	#2	#2	#1	#2	#2	#4	#2	#2		#1	#1
FY20PF Adjusted EBITDAaL	€290m	€71m	€53m	€109m					€523m	€157m	€62m	€742m

About Vantage Towers

Vantage Towers is one of Europe's largest and most geographically diverse tower companies with over 80,000 towers across ten countries.  We hold either the #1 or #2 market share positions in nine of the ten countries in which we operate, and our commanding portfolio of assets is matched by a next-generation approach to network sharing and services.

Our expanding infrastructure and efficient, high quality connectivity is accelerating the sustainable digitisation of Europe's communities by connecting people, businesses, and internet-enabled devices like never before.

We combine our scale, stability and quality with the agility, optimism and energy of a start-up. We are inspired by our past successes and excited by the opportunities in front of us.

For more information, please visit www.vantagetowers.com, follow us on Twitter at @VantageTowers or connect with us on LinkedIn at https://www.linkedin.com/company/vantagetowers.

Basis of preparation

Introduction

The financial information presented above sets out certain summary pro forma financial results for Cornerstone for the twelve months ended 31 March 2020 and the six months ended 30 September 2020.

The pro forma financial results of Cornerstone are adjusted to reflect the expected financial impact of the MSAs which have been entered into with Vodafone UK and TEF UK as if they had been in place throughout the twelve-month and six-month periods, respectively.

Vodafone UK owns a 50% shareholding in Cornerstone, which it intends to transfer to Vantage Towers. Vantage Towers' investment in Cornerstone will be classified as an equity accounted joint venture and will therefore not be included in Vantage Towers' consolidated Adjusted EBITDA and Adjusted EBITDAaL measures for financial reporting purposes.

The basis of preparation of the pro forma consolidated and aggregated financial information for Vantage Towers (including its operations in Germany, Spain, Greece, Ireland, Portugal, Romania, Hungary and Czech Republic; as well as its shareholding in INWIT) for the twelve months ended 31 March 2020 and the six months ended 30 September 2020 is set out in the Vantage Towers Capital Markets Day announcement dated 17 November 2020.

The financial information presented herein has been neither audited nor reviewed by Vodafone's or Vantage Towers' independent auditors and may be subject to changes.

Pro forma financial information for Cornerstone

Historical financial information for the twelve months ended 31 March 2020

The summary historical financial information used as the basis for the pro forma financial information for the twelve months ended 31 March 2020 contained herein has been extracted from the Cornerstone Annual Report for the year ended 31 March 2020 and adjusted for Vodafone accounting policies and certain pro forma adjustments.

Historical financial information for the six months ended 30 September 2020

The summary historical financial information used as the basis for the pro forma financial information for the six months ended 30 September 2020 contained herein is derived from Cornerstone's accounting records and adjusted for Vodafone accounting policies and pro forma adjustments.

Pro forma and accounting policy adjustments

The same accounting policies and measurement principles as were applied by Vodafone in preparing its consolidated financial information for inclusion in its Annual Report for the year ended 31 March 2020 have been used for the preparation of the pro forma financial information. This includes IFRS 16 "Leases" which was adopted by Vodafone on 1 April 2019. A pro forma adjustment has been made to reflect a reassessment of the IFRS 16 lease term arising from implementation of the MSAs. Financial adjustments have then been made to present the material effects of the application of Vodafone's accounting policies and measurement principles and the MSAs that will be in place for the twelve months ended 31 March 2020 and for the six months ended 30 September 2020. These adjustments reflect the revenue from the anchor tenants based on the terms of the MSAs that are in place, including the anchor tenant rental income from Vodafone UK and TEF UK.

The adjustments are based on the commercial arrangements that have been entered into between Cornerstone, Vodafone UK and 02 UK and are subject to potential change. These changes might result from amendments to the proposed portfolio of assets to be held by Cornerstone, the scope and pricing of services supplied by Cornerstone, changes to accounting policies and related estimates and other potential business developments.

Along with Vantage Towers, Cornerstone is reassessing the IFRS 16 lease term for its head leases. This may result in minor historical restatement of the pro forma depreciation of lease-related right of use assets and interest on leases.

The summary pro forma financial results for Cornerstone for the twelve months ended 31 March 2020 and the six months ended 30 September 2020 have been further adjusted for changes to Cornerstone's staff capitalisation methodology that will result in an adjustment to the capitalisation rate going forward. This is captured through the reallocation of costs from capex to opex and estimated £12m and £6m reduction in pro forma Adj. EBITDA and pro forma Adj. EBITDAaL in FY20PF and 1H21PF, respectively. Please refer to the table 'Adj. EBITDA and Adj. EBITDAaL reconciliation' for a reconciliation of adjusted to reported pro forma Adj. EBITDA and pro forma Adj. EBITDAaL.

KPIs and financial terms

KPIs are generally aligned with Vantage Towers KPIs as disclosed at the Vantage Towers Capital Markets Day on 17 November 2020.

A number of Alternative Performance Measures ("APMs") are presented in this announcement, which are used in addition to IFRS statutory performance measures. These APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

Revenue (ex-pass through) excludes pass-through costs in relation to business rates and within standard configuration capitalised expenditure. Recharged capital expenditure revenue represents direct recharges to tenants of capital expenditure in connection with upgrades to existing sites.

Adjusted EBITDA is operating profit before depreciation on lease-related right of use assets, depreciation, amortisation and gains/losses on disposal for owned fixed assets, and excluding impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of Vantage Towers/Cornerstone.

Adjusted EBITDAaL is Adjusted EBITDA less recharged capital expenditure revenue, and after depreciation on lease-related right of use assets and deduction of interest on leases.

Aggregated Adjusted EBITDAaL is Adjusted EBITDAaL for the operations in which Vantage Towers has a controlling interest plus Vantage Towers' ownership share of the Adjusted EBITDAaL of INWIT and Cornerstone.

Recurring Operating Free Cash Flow ("ROpFCF") is Adjusted EBITDA less recharged capital expenditure revenue, cash lease costs excluding payments related to ground lease optimisation and maintenance capital expenditure, which the Group defines as capital expenditure required to maintain and continue the operation of the existing tower network and other passive infrastructure, excluding capital investment in new sites or growth initiatives ("maintenance capital expenditure").

Cash conversion is defined as Adjusted EBITDAaL minus maintenance capital expenditure divided by Adjusted EBITDAaL.

Recurring free cash flow ("RFCF") is ROpFCF less taxation, interest and changes in operating working capital. For the pro forma results, pro forma income statement taxation and interest have been used as a proxy for cash paid as no pro forma cash flow has been prepared.

Net Financial Debt is defined as long-term borrowings, short-term borrowings, borrowings from Vodafone Group companies and mark-to-market adjustments, less cash and bank balances and short-term investments and excluding lease liabilities.

Other key terms

Macro sites are the physical infrastructure, either ground-based or located at the top of a building, where communications equipment is placed to create a cell in a mobile network. Macro sites include streetworks (compact and visually discreet monopole masts that are used to provide infill coverage, increased capacity or general coverage in urban areas as an alternative to rooftop towers).

Tenancy ratio is the total number of tenancies (including active sharing tenancies) on Vantage Towers' macro sites divided by the total number of macro sites.  Active sharing tenancies are when a customer shares its active equipment on a site with a counterparty under an active sharing agreement.

Reconciliation of adjustments made to Cornerstone's FY20PF and H1FY21 Adjusted EBITDA and Adjusted EBITDAaL

	FY20 PF			H1FY21 PF
£m	Pro forma reported	Staff cost capitalisation	Pro forma Adjusted[16]	Pro forma reported	Staff cost capitalisation	Pro forma Adjusted[16]
Total revenue	347		347	177		177
Opex (incl. pass through)	(106)	(12)	(118)	(57)	(6)	(63)
Adjusted EBITDA	241	(12)	229	120	(6)	114
Capital expenditure recharge	-		-	-		-
Ground lease expense[17]	(118)		(118)	(58)		(58)
Adjusted EBITDAaL	123	(12)	111	62	(6)	56

Glossary

"Active Equipment"	the customers' equipment used to receive and transmit mobile network signals.

"BTS"	build-to-suit and corresponds to committed new build site programs and related services that have been contracted with different clients, including ad-hoc capital expenditure which might be required.

"CAGR"	compound annual growth rate.

"Company"	Vantage Towers GmbH

"Micro sites"	indoor / outdoor smalls cells, repeater sites, mobile sites and distributable antenna system.

"MSA"	the Master Services Agreements between Cornerstone and Vodafone UK and Cornerstone and TEF UK.

"Passive Infrastructure"	an installation comprising a set of different elements located at a Site and used to provide support to the Active Equipment.

"Passive tenancy"	the installation of Active Equipment on a site

"Site"	the Passive Infrastructure on which Active Equipment is mounted as well as its physical location.

"White spot"	a specific geographical location where no mobile network operator has network coverage.

Forward-looking statements

This report contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Cornerstone's results of operations, financial condition, liquidity, prospects, growth and strategies. Forward-looking statements include, but are not limited to, statements regarding objectives, targets, strategies, outlook and growth prospects, medium-term targets, the growth of the macro site portfolio and revenue therefrom, market tenancy targets and the market tenancy pipeline; run-rate Adjusted EBITDAaL contributions from new build site commitments; Cornerstone's capital structure and dividend policy; future plans, events or performance, including the contribution of Vodafone's 50% shareholding in Cornerstone, Cornerstone's estimated pro forma Adjusted EBITDAaL contribution to the Company, new site builds, committed new tenancies and rural white spot coverage obligations; economic outlook, industry and legislative trends.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "will", "could", "may", "should", "expects", "intends", "prepares" or "targets" (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. All subsequent written or oral forward-looking statements attributable to Cornerstone, the Company or any member of the Vodafone Group, including any member of Vantage Towers, or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this announcement. Subject to compliance with applicable law and regulations, neither Cornerstone nor Vantage Towers intend to update these forward-looking statements and do not undertake any obligation to do so.

Important information

This announcement is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation of such jurisdiction or which would require any registration or licensing within such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction. This announcement does not constitute an offering of securities or otherwise constitute an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire or dispose of securities in any company within the Vodafone Group, including, for the avoidance of doubt, any company within Vantage Towers.

This announcement contains certain summary pro forma financial information of Vantage Towers for the 12 months ended 31 March 2020 and for the six months ended 30 September 2020 (together, the "PF Financial Information") as well as financial information from INWIT and Cornerstone. For a description of the basis of preparation of the PF Financial Information, please see "Basis of Preparation" above. The PF Financial Information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and does not, therefore, represent Vantage Towers' actual results of operations. Such information may not, therefore, give a true picture of Vantage Towers' results of operations nor is it indicative of its results. The PF Financial Information is subject to change.

This announcement also contains non-IFRS financial information which Vodafone's and Vantage Towers' management teams believe is valuable in understanding the performance of Vantage Towers. For a description of this information, please see "KPIs and financial terms" above. In this document, the Company utilises certain alternative performance measures, including but not limited to revenue (excluding pass through revenue), Adjusted EBITDA, Adjusted EBITDAaL, aggregated Adjusted EBITDAaL, ROpFCF, RFCF, cash conversion and Net Financial Debt that in each case are not recognised under International Financial Reporting Standards ("IFRS"). These non-IFRS measures are presented as the Company and Vodafone believe that they and similar measures are widely used in the markets in which it operates as a means of evaluating a company's operating performance and financing structure. They may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in the financial statements included in this document.

This announcement does not purport to contain all information required to evaluate Cornerstone or the Company and/or its financial position. Financial information in this announcement is preliminary and unaudited and certain financial information (including percentages) has been rounded according to established commercial standards. In addition, the Company is currently still in the process of establishing capital markets readiness by expanding the scope of management reporting, financial accounting as well as forecasting and budgeting processes through the hiring and training of additional resources and rolling out market standard policies and procedures. As a result, some of the financial and/or operational information set forth in this announcement remains subject to change and/or completion. Certain market positioning data about Cornerstone and Vantage Towers included in this announcement is sourced from third party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the fairness, quality, accuracy, relevance, completeness or sufficiency of such data. Such research and estimates, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change without notice. Accordingly, Vodafone, Vantage Towers and Cornerstone expressly disclaim any responsibility for, or liability in respect of, such information and undue reliance should not be placed on such data.

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. References to Vantage Towers are either a reference to a member of the group of entities and investments comprising Vodafone's European towers business as described in this announcement, or to the group as a whole, depending on the context and unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and The future is exciting. Ready? are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers. Other product and company names mentioned herein may be the trade marks of their respective owners.

[1] Incl. 100% of INWIT and Cornerstone

[2] Represents 50% of Cornerstone's adjusted pro forma Adjusted EBITDAaL for FY20, please refer to p.6 for a reconciliation of adjusted to reported pro forma Adjusted EBITDAaL. In addition, please refer to the basis of preparation and definitions on p.5 and p.6. Based on average EUR / GBP exchange rate of 0.89402 over twelve months ended 31-Mar-20

[3] See basis of preparation for further information on pro forma adjustments

[4] Pass through revenue consists of recovery of business rates passed through to the tenants (FY20: £67m, 1H21: £38m) and recharged capital expenditure revenue (FY20: £0m, 1H21: £0m)

[5] Includes the impact of the reassessment of the capitalisation policy for internal staff costs from FY21 which will result in an adjustment to the capitalisation rate going forward. Please refer to Adjusted EBITDA and Adjusted EBITDAaL reconciliation on p.6 for an explanation

[6] Adj. EBITDA divided by revenue (ex. pass through)

[7] Sum of depreciation of lease-related right-of-use asset and interest expense on lease liability and net interest on finance sublease arrangements. Cornerstone is performing a lease term re-assessment, which may result in minor historical restatement of the pro forma depreciation of lease-related right of use assets and interest on leases

[8] Adj. EBITDAaL divided by revenue (ex. pass through)

[9] Incl. 100% of INWIT and Cornerstone

[10] Contribution based on an adjusted pro forma basis. Please refer to p.6 for adjusted and reported pro forma reconciliation

[11] Includes 50% of Cornerstone's adjusted pro forma Adjusted EBITDAaL for FY20, please refer to p.6 for a reconciliation of adjusted to reported pro forma Adjusted EBITDAaL. Based on average EUR / GBP exchange rate of 0.89402 over FY20

[12] Incl. 100% of Greece

[13] Incl. 100% of macro sites from Italy; incl. 33.2% share of INWIT CY19 pro forma adj. EBITDA of €157m (incl. Vodafone estimates for INWIT lease adjustments)

[14] Incl. 100% of macro sites from UK; incl. 50% of Cornerstone adjusted pro forma Adjusted EBITDAaL for FY20PF

[15] Estimated based on total number of macro sites compared to other market participants

[16] As shown under "Financial information"

[17] Sum of depreciation of lease-related right-of use asset and interest expense on lease liability

Vodafone Group Plc

19 January 2021

MTS and Vodafone extend strategic partnership

19 January 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company” - NYSE:MBT; MOEX:MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, and Vodafone Group PLC, a leading telecommunications company in Europe and Africa, announce the extension of the companies’ existing strategic partnership through to 2023.

The new agreement further builds on the companies’ successful track record of close collaboration across procurement, marketing, and network operations that stretches back to 2008. In addition, the strategic partnership envisions a series of joint projects aimed at identifying new opportunities to enhance MTS’s business operations, drive technology innovation, and strengthen strategic execution across the consumer and enterprise segments.

Looking ahead, the companies aim to share best practices in strategically important areas, including approaches to accelerate digital transformation and speeding up the launch of innovative new products and solutions. In addition, the agreement gives MTS access to Vodafone's extensive scale and expertise across network and IT management, supply chain and equipment procurement.

Alexander Gorbunov, MTS Vice President for Strategy and Development, commented: “Partnering with Vodafone unlocks new opportunities for MTS to leverage our partner’s expertise toward enhancing our operations and business productivity. Over the past 12 years, our strategic partnership with Vodafone has delivered significant benefits, saving MTS time and resources as we executed on key infrastructure projects, as well as improving our network development and enhancing our product launches.”

Diego Massidda, CEO Partner Markets at Vodafone Group added: “We are pleased to continue our mutually beneficial partnership with MTS. This next phase of our strategic partnership will focus on projects where our market knowledge and global expertise can deliver incremental value to MTS’s business goals across its operations.”

***

For additional information on MTS

MTS Press Secretary

Alexej Merkutov

e-mail: Aleksej.Merkutov@mts.ru

twitter: twitter.com/ru_mts

For further information on Vodafone Group

Media relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to “connect for a better future” and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and – as COVID-19 has clearly demonstrated – we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 30 September 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 112m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About MTS

Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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Vodafone Group Plc

25 January 2021

25 January 2020

VODAFONE INVESTS €20 MILLION TO ADVANCE DIGITAL SKILLS AND EDUCATION ACROSS 13 EUROPEAN COUNTRIES AND TURKEY

Vodafone announced today an investment of €20 million by the Vodafone Foundation to expand Foundation digital skills and education programmes by funding local initiatives in Albania, Czech Republic, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Netherlands, Portugal, Romania, Spain, Turkey, and the UK. This investment is expected to reach 16 million learners by 2025. *

The programmes, delivered in partnership with charities and NGOs, will enable people to develop their knowledge and skills in using digital technologies, with the goal to reach millions of primary and secondary learners, those who are not in education, employment or training, and the elderly. This announcement coincides with the International Day of Education.

Nick Read, CEO Vodafone Group said: “Vodafone is proud to support the critical development of digital skills and education in the communities we serve through our expertise in connectivity and technology. We remain committed, in an ever increasingly digital world, to building inclusive digital societies where nobody is left behind, which matters now more than ever as society aims to build back better following the impact of COVID-19.”

The €20 million investment will be spread over the next five years. This is in addition to the estimated €150 million of in-kind donations from Vodafone Group to a range of COVID-19-related initiatives, and a €10 million investment from Vodafone Foundation in the emergency phase of the COVID-19 response in 2020.

Nick Land, Chairman, Vodafone Group Foundation said:

“As Vodafone Foundation marks its thirty-year anniversary connecting over one million learners to a quality education across Europe and Africa, we are pleased to support programmes such as these which can have such a great impact on the future of so many people.”

Early skills for primary and secondary children

Vodafone Foundation is working to close the digital skills gap by investing in programmes for primary and secondary learners which combine face-to-face training and digital platforms to upskill students and teachers. For example:

• DigiCraft (Spain): a project-based digital skills learning platform for primary students that supported 93,000 unique users between March and July 2020, following COVID-related school closures.

• Generation Next (Greece, Albania): combines STEM workshops and digital learning materials to help improve digital skills for over 61,000 teenagers to date. The ambition is to reach one million learners through the platform by 2025.

• Coding for Tomorrow (Germany): teaches children and teens from grades one to 10, and their teachers, about how to use digital technologies in an independent, critical and creative way. Through project days, workshops and training courses for teachers, Coding for Tomorrow has reached 119,500 students and teachers to date.

• School in a Box (Romania): live in 50 rural schools, the programme combines an e-learning platform and the Vodafone Foundation’s Instant Classroom ‘School in a Box’ technology (tablets, laptops and Internet connectivity), to help students and teachers develop their digital skills.

• Digital School (Hungary): a digital learning programme focused on boosting digital knowledge and competencies for underprivileged young people, delivered through digital devices for students and e-learning courses for teachers. The programme also offers teacher training for college students, a knowledge sharing platform, and an App library with over 200 free educational applications for smartphones and tablets. The programme has benefitted 49,000 students and teachers to date.

• Online Masters (Netherlands): a free interactive programme, which has reached more than 450,000 young people aged 10-14 years with information about the digital world, creative skills, staying safe and acting responsibly online.

Skills for the elderly

Vodafone Foundation is also working to increase digital competencies for over 65s, helping to address the trend of isolation and loneliness which has been exacerbated by lockdowns and social distancing in the wake of COVID-19.

The proportion of 65-74 year olds with no access to the internet ranges from 13-36% in Ireland, Luxembourg and Czech Republic. Vodafone Foundation will deliver a new programme in these countries to support 880,000 seniors by 2025.

Also, many of those that do access the internet lack the digital competencies to enjoy the full benefits that connectivity can offer.

Through face-to-face workshops, digital support and an online learning platform, Vodafone Foundation is offering the opportunity to seniors to be active in an increasingly digital society.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

Link to images available for download here.

*Vodafone Foundation uses a ‘Lives Improved’ methodology to assess its public benefit impact, which is annually assured by Dalberg. A conservative estimate for these digital skills programmes expects a minimum impact of 16 million direct beneficiaries by 2025.

About Vodafone Group

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to “connect for a better future” and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and – as COVID-19 has clearly demonstrated – we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 30 September 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 112m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Vodafone Foundation

Vodafone Foundation, established in 1991, is at the centre of a network of global and local social investment programmes. Vodafone Foundation’s Connecting for Good programme combines charitable giving and technology to address some of the world’s most pressing problems. Vodafone Foundation is an independent UK registered charity, number 1089625.

Through Instant Network Schools, Vodafone Foundation is the largest connected education partner of UNHCR, the UN Refugee Agency. The digital learning programme has connected more than 86,500 refugee students to a quality education to date and is expanding to benefit half a million young refugees, host communities and their teachers by 2025, improving the quality of education in some of the most marginalised communities in Africa.

For more information, please visit www.vodafonefoundation.org

RNS Number : 1259N

Vodafone Group Plc

28 January 2021

Vodafone Group Plc ⫶ Vantage Towers

28 January 2021

Vantage Towers announces remaining Supervisory Board nominations to join independent Chairman Dr. Rüdiger Grube

•	Nominees include co-founder of Eaton Towers and co-founder of Helios Towers
•	Members will bring a strong mix of sector, financial, technical and M&A experience
•	The Supervisory Board nominations are now complete

Vantage Towers, a leading European tower infrastructure operator, is pleased to announce today the nomination of the remaining members of its Supervisory Board.

The Supervisory Board of Vantage Towers will comprise nine members, led by independent Chairman Dr. Rüdiger Grube. The Supervisory Board will bring deep expertise in the towers sector and across the telecommunications industry, strong operational and M&A experience, together with high standards of financial and technical expertise.

In addition to Dr. Rüdiger Grube, who brings over 30 years' experience including as a senior executive at Daimler, CEO of Deutsche Bahn and Chairman and non-executive director of Airbus, the nominated independent members of the Supervisory Board of Vantage Towers are:

•	Katja van Doren, who currently serves as Chief Financial Officer and Chief Human Resources Officer at RWE Generation SE. Prior to her current role, Ms. van Doren held a number of senior finance positions at RWE and Innogy. Ms. van Doren is also expected to take the role of the Chair of the Vantage Towers Remuneration and Nomination Committee following her election

•	Charles C. Green III, a co-founder and previously the Executive Chairman of Helios Towers, a leading independent tower company in Africa, operating over 7,000 sites across 5 markets. Mr Green was previously CFO at communications infrastructure business, Crown Castle International, including at the time of its IPO. He is currently a non-executive director and advisor on the Board of edotco Group, a leading infrastructure company in South Asia with a regional portfolio of over 31,500 towers. Mr Green has over 23 years of towers experience, during which he has led over 20 tower M&A transactions in 14 countries on 4 continents. Mr Green is expected to take the role of the Chair of the Vantage Towers Audit and Risk Committee following his election

•	Terry Rhodes, a co-founder and previously the CEO of Eaton Towers, a high growth pan-African tower company which operated approximately 5,700 sites at the time of its acquisition by American Tower Corporation in early 2020. Eaton Towers was built through a combination of M&A transactions and greenfield investments. Earlier in his career, Mr Rhodes was a co-founder of Celtel, the African mobile telecommunications company, where he served as Deputy CEO. He has over 30 years of telecoms experience

The following persons will also be members of the Supervisory Board of Vantage Towers:

•	Rosemary Martin, Vodafone Group General Counsel and Company Secretary, a member of the advisory Boards of the Oxford Internet Institute and Luminance plc and formerly on the Boards of HSBC Bank plc and EY. Ms. Martin was previously the Group General Counsel of Reuters Group plc (designated Deputy Chair of the Supervisory Board of Vantage Towers)
•	Johan Wibergh, Vodafone Group Chief Technology Officer, previously executive vice president and head of the etworks segment at Ericsson and currently on the Board of NASDAQ listed Trimble Inc.
•	Michael Bird, Vodafone Group M&A Director, a chartered accountant and former investment banker
•	Barbara Cavaleri, Vodafone Italy Finance Director, an experienced finance professional
•	Pinar Yemez, Human Resources Director, Vodafone Group Functions and Vodafone Business, an experienced human resources professional

Commenting on the appointments, Dr. Rüdiger Grube, said: "I am delighted to be joined on the Supervisory Board for Vantage Towers by an outstanding team with extensive towers, telecoms and technical experience. We are building an entrepreneurial and independently-minded organisation, focused on enabling Europe's digital transformation. The formation of the Supervisory Board is a key milestone for Vantage Towers. Along with the Management Team, we look forward to helping guide Vantage Towers to capture the exciting structural growth opportunities ahead from mobile coverage obligations, 5G roll out and increasing end-user demand for data."

For more information, please contact:

Vantage Towers Investor Relations	Vodafone Group Investor Relations	Media Relations
Vantagetowers.com/investors	Investors.vodafone.com	Vodafone.com/media/contact
ir@vantagetowers.com	ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Important Information

This announcement is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation of such jurisdiction or which would require any registration or licensing within such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction. This announcement does not constitute an offering of securities or otherwise constitute an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire or dispose of securities in any company within the Vodafone Group, including, for the avoidance of doubt, any company within Vantage Towers.

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. References to Vantage Towers are either a reference to a member of the group of entities and investments comprising Vodafone's European towers business as described in this announcement, or to the group as a whole, depending on the context and unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and The future is exciting. Ready? are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers. Other product and company names mentioned herein may be the trade marks of their respective owners.

 About Vantage Towers

Vantage Towers is one of Europe's largest and most geographically diverse tower companies with over 80,000 towers across ten countries.  We hold either the #1 or #2 market share positions in nine of the ten countries in which we operate, and our commanding portfolio of assets is matched by a next-generation approach to network sharing and services.

Our expanding infrastructure and efficient, high quality connectivity is accelerating the sustainable digitisation of Europe's communities by connecting people, businesses, and internet-enabled devices like never before.

We combine our scale, stability and quality with the agility, optimism and energy of a start-up. We are inspired by our past successes and excited by the opportunities in front of us.

For more information, please visit www.vantagetowers.com, follow us on Twitter at @VantageTowers or connect with us on LinkedIn at https://www.linkedin.com/company/vantagetowers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 2, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary